Via Edgar

January 20, 2022

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roth CH Acquisition III Co.
Amended Preliminary Proxy Statement on Schedule 14A Filed January 14, 2022 File No. 001-40147

Dear Mr. Regan and Ms. Howell:

On behalf of our client, Roth CH Acquisition III Co., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 19, 2022 (the “Comment Letter”) regarding the Company’s Amended Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 5 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to BCP QualTek HoldCo, LLC, a Delaware limited liability company and BCP QualTek, LLC, a Delaware limited liability company (collectively, “QualTek”) or matters arising from QualTek’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from QualTek or its counsel, Kirkland & Ellis LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Amended Preliminary Proxy Statement filed January 14, 2022

General

1.	We note the amount of common stock to be issued is 31,458,054. Please revise the cover page and the filing fee, which previously only reflected the issuance of 29,524,923 shares of common stock.

Response: The cover page and the filing fee have been revised in response to the Staff’s comment.

2.	When discussing the Convertible Notes due 2027, please clearly state the interest rate or range of interest rates, and clarify the adjustment to the conversion price based upon market prices.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on the cover letter to stockholders and pages 8, 31, and 160-161.

3.	We note the subscription agreement with the PIPE investors was amended January 14, 2022. Please clearly disclose the aggregate number of shares and dollar amount throughout the proxy statement.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 30, 139, and 256.

4.	We note that the terms of the subscription agreements for the PIPE and pre-PIPE were revised on January 14, 2022 to reduce the pre-PIPE conversion price from $8 to $6.40 and the PIPE purchase price or conversion price from $10 to $8. Further highlight the difference in these prices and the IPO price. Please also discuss the reasons for the reduction in the conversion and purchase prices. Add disclosure where appropriate, including risk factor, regarding the dilution from the lower prices. Lastly, please clarify whether and how the Board took into consideration the reduction in the per share price to the PIPE, pre-PIPE and Convertible Note in determining to recommend the transaction, and if not, why not.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 8, 65, 117, and 120.

The primary reason for the reduction in the per share price under the PIPE Investment was that approval was required from the PIPE investors to amend the terms of their Subscription Agreements to permit the backstop financing of the Convertible Notes Investment. The consideration provided by ROCR for such amendments included a reduction in the cost basis resulting from the reduced projected revenue and projected Adjusted EBITDA. The conversion price under the Pre-PIPE Notes Purchase Agreement and Pre-PIPE Note was then automatically reduced from $8.00 per share to $6.40 per share, pursuant to the existing terms of the Pre-PIPE Notes, which provided for an automatic reduction based on any reduction in the per share price for the PIPE Investment.

The Board was made aware at a meeting held on December 20, 2021 of the revised projections detailed in the Amended Proxy Statement. At that meeting of the Board, the Board discussed the potential Convertible Notes Investment and the desirability for a backstop financing, and took into consideration the anticipated proceeds from the Convertible Note Investment, and the corresponding reduction in the per share price for the PIPE Investment and the reduced conversion price in the Pre-PIPE Investment. The reduced share price for the Pre-PIPE investors helped ROCR and QualTek, as applicable, obtain the required approvals from the PIPE investors to permit the Convertible Notes Investment, and provided the PIPE investors, as well as, due to the automatic adjustment of the conversion price for the Pre-PIPE Notes, the Pre-PIPE investors, with a reduced cost basis in light of the reduced projections. Further, the proceeds from the Pre-PIPE and PIPE Investments, as well as the additional proceeds from the Convertible Notes Investments, are anticipated to benefit the Combined Company following the closing of the Business Combination to execute on acquisitions and other investments, which in turn is expected to help increase future revenue and Adjusted EBITDA. The Board has approved the ongoing diligence into the valuation of QualTek and the Business Combination transaction. The Board intends to meet prior to Closing, to review the findings of the continued diligence to such date, to again formally approve proceeding with the Business Combination transaction.

5.	We note the removal of the Founder Share Agreement for the forfeiture of shares and the lock-up of shares has been removed throughout the proxy statement, except for the disclosure on page 248. Please clarify whether this agreement for the forfeiture and lockup of shares has been cancelled. If so, please revise to provide clear disclosure of the cancellation of this agreement, its impact on the founders shares, state when the founders shares may be sold and the impact such sales may have upon the stock price. Add risk factor disclosure, as appropriate.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 28-29, 68, 137-138, and 255-256.

Compensation of Executive Officers and Directors, page 204

6.	Please add back the compensation information for the fiscal year ended December 31, 2020. Item 402(n)(1) of Regulation S-K requires two years of compensation information.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 210-212.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Gordon Roth
Roth CH Acquisition III Co.

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Andrei Sirabionian, Esq.
Loeb & Loeb LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Tim Cruickshank, Esq.
Kirkland & Ellis LLP